UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: September 2018

Commission File Number: 333-219678

MICRO FOCUS INTERNATIONAL PLC
(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 10-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS1

Exhibit No.	Exhibit Description
99.1	Share Awards, dated 20 September 2018

20 September 2018

Micro Focus International plc ("Micro Focus" or the "Company")

Share Awards

Micro Focus International plc (the "Company", LSE: MCRO.L, NYSE: MFGP) announces that, following a review of existing Additional Share Grant ("ASG") awards after the announcement of the forthcoming SUSE sale, ASG awards made to Executive Directors on completion of the HPE Software acquisition on 1 September 2017 (the "Transaction") will be cancelled.  New ASG awards will be granted in order to align with the business plan to deliver value by October 2020 and focus Executive Directors on delivering significant value to shareholders over the 3 years from completion of the Transaction.  The Company believes that, in the light of the HPE Software integration and the wider competitive environment evidenced by recent M&A activity in the software sector, the alignment of the vesting period to September 2020 is essential to provide an effective incentive over the period of the business plan.

The current Executive Directors (Kevin Loosemore, Stephen Murdoch and Chris Kennedy) and those who were Executive Directors at the time of the existing award and remain in employment (Nils Brauckmann and Mike Phillips) have agreed to surrender their existing ASG awards made on 1 September 2017 which were due to vest on 7 September 2019.  In return, the Company has made new ASG awards over ordinary shares in the Company as detailed below, which are due to vest on 1 September 2020 (being 3 years from the completion of the Transaction).

Director	No of Nil Cost Options over Ordinary Shares
Kevin Loosemore	1,100,000
Stephen Murdoch	947,000
Chris Kennedy	676,000
Mike Phillips	676,000
Nils Brauckmann	500,000

The Total Shareholder Returns (TSR) performance thresholds for the new awards are unchanged from the previous awards, save in respect of the period to vesting, and the number of new awards is equal to the number of previous awards which they replace, except for Stephen Murdoch and Chris Kennedy where increases (of 447,000 and 176,000 awards respectively) have been made to reflect Stephen's promotion to CEO and to align Chris' awards to those granted to his predecessor.

In addition, in order to reflect Stephen Murdoch's promotion to CEO, a top-up LTIP award has been made under the Micro Focus International Incentive Plan 2005 so that his total award for 2017/18 is 200% of Base Salary. A similar top-up LTIP award has been made for Chris Kennedy to take his total award for the 2017/18 year to 200% of Base Salary.

Notification of transaction by PDMR

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	1. KEVIN LOOSEMORE 2. STEPHEN MURDOCH 3. CHRIS KENNEDY (PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES)
2	Reason for the notification
a)	Position/status	DIRECTORS
b)	Initial notification /Amendment	INITIAL NOTIFICATION
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	MICRO FOCUS INTERNATIONAL PLC
b)	LEI	213800F8E4X648142844
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES OF 10 PENCE EACH GB00BD8YM01
b)	Nature of the transaction	AWARD OF ADDITIONAL SHARE GRANTS
c)	Price(s) and volume(s)	NUMBERS 1 TO 3 IN THE LEFT HAND COLUMN CORRESPOND TO THE RELEVANT PDMR AS DETAILED IN BOX 1a ABOVE
		Price(s)	Volume(s)
		1. Nil pence per ordinary share	1,100,000 ordinary shares
		2. Nil pence per ordinary share	947,000 ordinary shares
		3. Nil pence per ordinary share	676,000 ordinary shares
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	20th September 2018
f)	Place of the transaction	London Stock Exchange XLON

Notification of transaction by PDMR

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	1. STEPHEN MURDOCH 2. CHRIS KENNEDY (PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES)
2	Reason for the notification
a)	Position/status	DIRECTORS
b)	Initial notification /Amendment	INITIAL NOTIFICATION
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	MICRO FOCUS INTERNATIONAL PLC
b)	LEI	213800F8E4X648142844
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES OF 10 PENCE EACH GB00BD8YM01
b)	Nature of the transaction	AWARD OF SHARE OPTIONS UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005
c)	Price(s) and volume(s)	NUMBERS 1 AND 2 IN THE LEFT HAND COLUMN CORRESPOND TO THE RELEVANT PDMR AS DETAILED IN BOX 1a ABOVE
		Price(s)	Volume(s)
		1. Nil pence per ordinary share	67,537 ordinary shares
		2. Nil pence per ordinary share	26,536 ordinary shares
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	20th September 2018
f)	Place of the transaction	London Stock Exchange XLON

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 20 September 2018
Micro Focus International plc

By:	/s/ Mike Phillips
Name:	Mike Phillips
Title:	Chief Financial Officer

1 NTD: The Company must promptly file current reports on Form 6-K furnishing any of the following information:
●
material non-public information that was made public under English law;
●
information that was filed with and made public by on the London Stock Exchange on which the Company’s securities are listed; and
●
information that was distributed or required to be distributed to security holders.

Examples of information or events required to be filed on Form 6-K include: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the Company deems of material importance to security holders. See also “Micro Focus - Now You Are Public Memorandum” dated April 20, 2017 for more information.